Dealerweb Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 50,430,530
Cash segregated under federal regulations	1,700,000
Deposits with clearing organizations	8,284,713
Receivables from brokers and dealers and clearing organizations	7,057,723
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $6,623,595)	984,926
Memberships in clearing organizations, at cost	625,020
Prepaid expenses	545,671
Security deposits	108,017
Other receivables	5,951,251
Accrued income	930,511
Other assets	2,691,311
Total assets	$ 79,309,673

Liabilities and Stockholder's Equity

Liabilities

Payable to brokers and dealers & clearing organization	$ 2,018,596
Payable to affiliates	5,557,419
Accrued compensation	16,564,157
Accrued income taxes	3,931,597
Accrued expenses and other liabilities	2,289,782
Deferred tax liability	1,022,400
Total liabilities	31,383,951

Stockholder's Equity

Common stock	
Class A $.01 par value 150,000 shares authorized 105,862 shares issued	1,059
Class B (nonvoting) $.01 par value 50,000 shares authorized 7,586 shares issued	76
Additional paid-in capital	24,255,446
Retained earnings	48,295,991
	72,552,572
Common stock in treasury, at cost (36,022 shares)	(24,626,850)
Total stockholder's equity	47,925,722
Total liabilities and stockholder's equity	$ 79,309,673

The accompanying notes are an integral part of these financial statements.